UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2003

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch/Shell continues strong performance

The Royal Dutch/Shell Group of Companies today reported strong second quarter results for 2003 with net income of $2.8 billion, a rise of 28% –bringing net income for the half-year to $8.2 billion, a rise of 82%. Adjusted CCS earnings for the quarter rose 51% to $3.3 billion.

Jeroen van der Veer, President of Royal Dutch Petroleum Company, said:

“Our portfolio and our people have again produced excellent results. This strong performance –building on the achievements of 2002 –confirms that our strategy is working well. We are continuously upgrading our portfolio so that it provides both resilience in uncertain times and a great platform for growing shareholder value.”

Highlights from the half-year include:

Strong earnings and returns	• Adjusted current cost of supplies (CCS) earnings were $7.3 billion, up 73%. Reported ROACE over 12 months was 17%, and underlying performance improvements to enhance ROACE are on track.
Cashflow	• Strong cash flow of $14 billion from operations and divestments supported both incremental upstream investment – such as increasing interests in Kazakhstan – and prudent balance sheet management.
Cash to shareholders

• The Group’s interim dividends have been increased by over 15% in US$ terms, at current exchange rates. On this basis the total dividend payout in 2003 will be some $1.4 billion higher than in 2000.

• There will be no further share buybacks for cancellation this year. Balance sheet management and attractive incremental investment opportunities will continue to take priority.

Capital investment

• The planned $12 billion investment programme for 2003 is on track. Investing in incremental upstream opportunities in line with our strategy is expected to bring total investment for the year to around $14 billion.

Synergies delivered	• Synergies from all 2002 acquisitions are ahead of schedule. $660 million pre-tax had been delivered by mid-2003.
US downstream improvements	• US downstream performance improved for the second consecutive quarter. The US economy remains unsettled but progress is encouragin
Major projects

• In Canada, the Athabasca Oil Sands Project is now operational, ramping up to full production, when it will add over 90,000 barrels a day to Group production. Value is enhanced by the integration with the Scotford Refinery.

• In Russia, Sakhalin II Phase 2 integrated oil and gas project was given the green light in May. Building on Shell’s unique capabilities, it will provide a long-term income stream for shareholders, add significantly to reserves and opens new sales opportunities.

Portfolio upgrading

• Progress on divestments and portfolio upgrading continues. Divestment proceeds for the year to date total $2.3 billion. Additional announced divestments with an expected value of over $1 billion have either been completed in July or are in progress.

Concluding, Mr van der Veer said: “We are doing what we said we would do, and I am confident we will continue to be highly competitive within the industry.”

The Hague, July 24, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (G J West)

General Attorney (M.C.M. Brandjes)

Date: 24 July 2003